TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES


The second quarter of 1999 was, by far, the best quarter in Mueller's history. Product shipments, sales, net income and earnings per share all increased by more than 25 percent versus the same quarter of 1998. Net income was $25.4 million, or 64 cents per share, compared to $19.7 million or 50 cents per share in the same quarter last year.

Sales for the second quarter were $293.3 million, a 30 percent increase over sales of $225.9 million for the same quarter of 1998. Product shipments of 211.1 million pounds (including volume from businesses acquired in 1998) grew 33 percent over the like period last year.

Net income for the first half of 1999 was $47.1 million, an increase of 21 percent over the first half of 1998. Product shipments in the first half of 1999 grew to 419.0 million pounds, compared to 315.3 million pounds in the first half of 1998. Net sales and operating income showed similar improvements.

These outstanding results are the consequence of an excellent economic environment, the major operational improvements that Mueller has implemented in its product lines, and of the Company's recent strategic acquisitions.

Housing starts for the first five months of 1999 were 9.3 percent ahead of 1998's pace, even though 30-year mortgage rates are currently more than 100 basis points higher than last year's low. Measures of housing affordability remain strong. Consumer confidence is at a high level. Inflation and unemployment are modest, and the index of leading indicators remains near its high for the decade. Demographics also favor continuing strength in the U.S. housing market due to increasingly affluent baby boomers, rising homeownership rates, and strong household formations. Overall, these are positive factors for the housing industry and for our business.

Mueller is continuing to invest in major capital improvements. In May, our Board of Directors approved a $24 million dollar program to upgrade our recently-acquired copper tube mill in Wynne, Arkansas. This investment has the objective of transforming Wynne into a world-class facility, substantially reducing its production costs. Major new extruding and drawing equipment will be installed over the next 18 months. We are also continuing to invest in our copper and plastic fittings plants, and in the brass rod mill. These investments should continue to improve manufacturing flexibility and ratchet down costs.

We are continuing to make operational improvements in our European tube businesses, with the goal of reducing manufacturing and distribution costs. Despite these operational improvements, our European businesses incurred losses in the second quarter due to competitive pricing, particularly in the United Kingdom. Nonetheless, we believe the opportunities in Europe will become increasingly attractive due to the likelihood of consolidation in the copper fabrication industry.

The Company continues to achieve its long-term plan of divesting certain natural resource properties and businesses. On April 26, 1999, the Company sold its interests in Alaska Gold Company, realizing a modest gain in the second quarter. Moreover, the Company will realize an ordinary federal income tax deduction reducing our current tax obligation by approximately $25 million.

Our Annual Stockholders' meeting was held at Mueller's new corporate headquarters in Memphis on May 6, 1999. The stockholders reelected all Board members and approved the reappointment of our independent auditors.


Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer

July 13, 1999

Historical Analysis (1994-1999) of Quarterly
Earnings Before Tax and Earnings Per Share

Mueller's earnings have grown substantially over the past five years. In the second quarter of 1999, our Company earned $37.4 million before tax, compared with $9.1 million for the same quarter of 1994, an increase of 311 percent. Diluted earnings per share have risen 357 percent, from $0.14 to $0.64.

[GRAPH]

Second Quarter Diluted Earnings Per Share

     1994             $0.14
     1995              0.28
     1996              0.36
     1997              0.42
     1998              0.50
     1999              0.64


Earnings Before Tax (millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5         29.0         26.1         25.7        109.3
1999               31.2         37.4


Diluted Earnings Per Share
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.10       $ 0.14       $ 0.22       $ 0.25       $ 0.71
1995               0.27         0.28         0.30         0.32         1.17
1996               0.34         0.36         0.41         0.46         1.57
1997               0.40         0.42         0.46         0.50         1.78
1998               0.49         0.50         0.47         0.45         1.90
1999               0.55         0.64

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                         June 26,1999         June 27,1998
Net sales                                $   293,342          $   225,867

Cost of goods sold                           220,340              173,518
Depreciation and amortization                  9,348                5,689
Selling, general, and
   administrative expense                     25,888               18,412
                                          ----------           ----------
Operating income                              37,766               28,248

Interest expense                              (3,147)              (1,191)
Environmental reserves                             -                    -
Other income, net                              2,821                1,981
                                          ----------           ----------
Income before taxes                           37,440               29,038
Income tax expense                           (11,995)              (9,328)
                                          ----------           ----------

Net income                               $    25,445          $    19,710
                                          ==========           ==========

Earnings per share:

Basic:
Weighted average shares outstanding           35,799               35,225
                                          ==========           ==========

Basic earnings per share                 $      0.71          $      0.56
                                          ==========           ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   39,824               39,712
                                          ==========           ==========

Diluted earnings per share               $      0.64          $      0.50
                                          ==========           ==========












MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                             For the Six Months Ended
                                         June 26,1999         June 27,1998
Net sales                                $   581,182          $   452,519

Cost of goods sold                           442,080              348,975
Depreciation and amortization                 18,338               11,273
Selling, general, and
   administrative expense                     51,067               36,254
                                          ----------           ----------
Operating income                              69,697               56,017

Interest expense                              (6,008)              (2,543)
Environmental reserves                             -                 (600)
Other income, net                              4,950                4,704
                                          ----------           ----------
Income before taxes                           68,639               57,578
Income tax expense                           (21,511)             (18,603)
                                          ----------           ----------

Net income                               $    47,128          $    38,975
                                          ==========           ==========

Earnings per share:

Basic:
Weighted average shares outstanding           35,816               35,163
                                          ==========           ==========

Basic earnings per share                 $      1.32          $      1.11
                                          ==========           ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   39,719               39,629
                                          ==========           ==========

Diluted earnings per share               $      1.19          $      0.98
                                          ==========           ==========












MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                         June 26,1999       December 26, 1998
ASSETS
Cash and cash equivalents                $   131,716        $    80,568
Accounts receivable, net                     172,902            155,601
Inventories                                  117,213            134,732
Other current assets                          11,193             11,423
                                          ----------         ----------
     Total current assets                    433,024            382,324

Property, plant and equipment, net           378,144            379,082
Other assets                                 106,170            113,288
                                          ----------         ----------
                                         $   917,338        $   874,694
                                          ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt        $    30,521        $    19,980
Accounts payable                              52,052             46,641
Other current liabilities                     82,537             75,953
                                          ----------         ----------
     Total current liabilities               165,110            142,574

Long-term debt                               146,374            174,569
Other noncurrent liabilities                  60,579             55,075
                                          ----------         ----------
     Total liabilities                       372,063            372,218

Minority interest in subsidiaries                354                354

Stockholders' equity                         544,921            502,122
                                          ----------         ----------
                                         $   917,338        $   874,694
                                          ==========         ==========















                                     -6-